SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 22, 2003

                           Commission File No. 1-14110

                              --------------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                              --------------------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F: |X|     Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes: |_|     No: |X|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes: |_|     No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes: |_|     No: |X|

               If "Yes" is marked, indicate below the file number
                 assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________


         Enclosure: Press release dated August 22, 2003, announcing that
            Pechiney's subsidiary, Pechiney Plastic Packaging, Inc,
             has completed the acquisition of Novacel S.A. de C.V.

PRESS RELEASE


                                [PECHINEY LOGO]


Pechiney completes acquisition of Novacel -

Mexico's leading custom flexible packaging company


Paris, August 22, 2003 - Pechiney Group today has announced that its subsidiary, Pechiney Plastic Packaging, Inc. has completed the acquisition of Novacel, S.A. de C.V., Mexico's leading custom flexible packaging company for US$ 90 million, from Grupo Arteva, S. de R.L. de C.V. and Grupo Bimbo, S.A. de C.V.

With the addition of Novacel, Pechiney establishes a flexible manufacturing presence in Mexico, and demonstrates its strategy to expand globally in selected markets.

"Novacel, which is based in a market enjoying strong growth, brings numerous strengths to our organization, among them strong customer relationships and technological capabilities," said Ilene Gordon, Pechiney Plastic Packaging president. "We are pleased to welcome them to Pechiney."

Headquartered in Guadalajara, Mexico, Novacel manufactures a variety of flexible packaging products, primarily for food markets, that fit strategically with Pechiney Plastic Packaging's businesses. It operates two plants and employs 1,000 people. In 2002, sales were approximately US$ 110 million.

                                More information

Pechiney Plastic Packaging (PPP) had sales of approximately (euro) 1.3 billion in 2002. It is a technological leader in the manufacture of single and multilayer plain and printed plastic films, laminations, pouches, bags, lidstock and thermoformed trays; and multilayer plastic bottles. The company serves three major markets: Food, Meat & Dairy, and Healthcare & Specialty. Headquartered in Chicago, it now employs approximately 6,000 people in 40 facilities in North and South America, Europe and Australasia.

The Pechiney Group's Packaging Sector achieved sales of approximately (euro) 2.4 billion in 2002. With bases in 18 countries, it employs more than 17,000 people in 97 plants around the world. It has global leadership positions in high value-added specialty packaging for food (flexible packaging, capsules and overcapping) and health and beauty (flexible tubes, aluminum aerosol cans, luxury plastic containers for cosmetics and perfumes). The Novacel flexible plants join an already strong presence in Mexico in the beauty sector, including two Cebal tube facilities (one for laminate tubes, another under construction for plastic tubes) and two Techpack cosmetic packaging plants.

                                   *********

Pursuant to article 7 of the COB Rule book n(o) 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. Forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Investor Relations Contact:                        Press Contacts:
     Charles L. Ranunkel: Tel: 33 1 56 28 25 07         Chrystele Ivins: Tel: 33 1 56 28 24 18
                          Fax  33 1 56 28 33 38         chrystele.ivins@pechiney.com
     PECHINEY
     7, place du Chancelier Adenauer                    Stephan Giraud: Tel: 33 1 56 28 24 19
     75116 Paris                                        stephan.giraud@pechiney.com
     e-mail: Pechiney-IR-Team@pechiney.com
     Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 22, 2003                                PECHINEY


                                                By:  /s/ Olivier MALLET
                                                     ---------------------------
                                                Name:  Olivier MALLET
                                                Title: Chief Financial Officer